                          OPTION AGREEMENT

     This OPTION AGREEMENT (this "Agreement"), dated as of July 26, 2000, is made and entered into by and between Allegiant Bancorp, Inc., a Missouri corporation ("Allegiant"), and Equality Bancorp, Inc., a
Delaware corporation ("Equality").

     WHEREAS, concurrently with the execution and delivery of this Agreement, Allegiant, Allegiant Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Allegiant ("Acquisition Corp."), and Equality are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the merger of Acquisition Corp. with and into Equality (the "Merger"), upon the terms and subject to the conditions of the Merger Agreement.

     WHEREAS, as a condition to Allegiant's and Acquisition Corp.'s willingness to enter into the Merger Agreement, Allegiant has requested that Equality agree, and Equality has agreed, to grant to Allegiant an option to purchase shares of Equality's common stock, par value $.01 per share ("Equality Common Stock"), on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. GRANT OF OPTION. Subject to the terms and conditions set forth herein (including the conditions to exercise set forth in Section 2 of this Agreement), Equality hereby grants to Allegiant an irrevocable option (the "Option") to purchase up to 474,000 shares of Equality Common Stock (subject to adjustment as set forth in Section 9 of this Agreement) (the "Option Shares") at a per share purchase price of $9.50 (subject to adjustment as set forth in Section 9 of this Agreement) (the "Exercise Price"); provided, however, that in no event shall the number of shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Equality Common Stock without giving effect to any shares subject to or issued pursuant to the Option.

     2. EXERCISE OF OPTION. (a) Conditions to Exercise. Allegiant may exercise the Option, in whole or in part, at any time and from time to time until the occurrence of an Exercise Termination Event (as defined below), if, but only if both a Triggering Event (as defined below) and an

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Exercise Event (as defined below) shall have occurred before such exercise of the Option. Each of the following shall be an "Exercise Termination Event": (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement pursuant to Sections 7.1(a), (d),
(e) or (h) of the Merger Agreement; (iii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs before the occurrence of a Triggering Event; or (iv) the passage of nine months after termination of the Merger Agreement (other than a termination of the Merger Agreement pursuant to Sections 7.1(a), (d),
(e) or (h) of the Merger Agreement) if such termination follows the occurrence of a Triggering Event. Any purchase of shares upon exercise of the Option shall be subject to compliance with applicable law, including the Home Owners' Loan Act of 1933 and the Regulations of the Office of Thrift Supervision ("OTS") promulgated thereunder (together, "HOLA").

          (b) Triggering Event. The term "Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

               (i) Equality or its wholly-owned subsidiary, Equality Savings Bank, a state chartered savings bank ("Savings Bank"), without having received Allegiant's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person other than Allegiant or any of its affiliates, the Board of Directors of Equality shall have recommended that the shareholders of Equality approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement, the Board of Directors of Equality shall have withdrawn its recommendation or failed to recommend that the shareholders of Equality vote "FOR" the Merger Agreement and the Merger or Equality shall have breached its obligations under Section 5.11 of the Merger Agreement. For purposes of this Agreement, "Acquisition Transaction" shall mean (x) a merger, consolidation, share exchange, or similar business combination transaction, involving Equality or Savings Bank, (y) a purchase, lease or other acquisition of 25% or more of the assets of Equality or Savings Bank, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of Equality or Savings Bank.

               (ii) Any person other than Allegiant or an affiliate of Allegiant shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or commenced a tender offer or exchange offer for, 25% or more of the outstanding shares of Equality Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section

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13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act"), and the rules and regulations thereunder);

               (iii) Any person other than Allegiant or an affiliate of Allegiant shall have made a bona fide proposal to Equality or Savings Bank by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition
Transaction; or

               (iv) Any person other than Allegiant or an affiliate of Allegiant, other than in connection with a transaction to which Allegiant has given its prior written consent, shall have filed an application or notice with the OTS or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

          (c) Exercise Event. The term "Exercise Event" shall mean either of the following events or transactions occurring after the date hereof:

               (i) The acquisition by any person of beneficial ownership of 25% or more of the then outstanding Equality Common Stock without giving effect to any shares subject to or issued pursuant to the Option; or

               (ii) The execution by Equality or Equality Savings
Bank of an agreement for an Acquisition Transaction with any person other than Allegiant or any of its affiliates.

          (d) Notice by Company of Triggering and Exercise Events. Equality shall notify Allegiant promptly in writing of the occurrence of any Triggering Event or Exercise Event, it being understood that the giving of such notice by Equality shall not be a condition to the right of Allegiant to exercise the Option.

          (e) Exercise Procedures and Closing. If Allegiant wishes to exercise the Option, it shall send to Equality a written notice (the "Notice") (the date of such exercise being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that, if the closing of the

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purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction or consummation has expired or been terminated; and provided further, without limiting the foregoing, that if prior notification to or approval of the OTS or any other regulatory authority is required in connection with such purchase, Allegiant shall promptly file the required notice or application for approval and shall expeditiously process the same (and Equality shall fully cooperate with Allegiant in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

          (f)  Termination of Exercise Election.  Notwithstanding
Section 2(e), in no event shall any Closing Date be more than six months after the related Notice Date, and if the Closing Date shall not have occurred within six months after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired. If (i) Allegiant receives official notice that an approval of the OTS or any other regulatory authority required for the purchase of Option Shares would not be issued or granted or (ii) a Closing Date shall not have occurred within six months after the related Notice Date due to the failure to obtain any such required approval, Allegiant shall be entitled to exercise its rights as set forth in Section 6.

     3.   PAYMENT AND DELIVERY OF CERTIFICATES.  (a) Payment of
Exercise Price. On each Closing Date, Allegiant shall pay to Equality in immediately available funds by wire transfer to a bank account designated by Equality an amount equal to the Exercise Price multiplied by the number of Option Shares to be purchased on such Closing Date.

          (b) Issuance of Certificates. At each Closing, simultaneously with the delivery of immediately available funds as provided in Section 3(a), Equality shall deliver to Allegiant a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever, and Allegiant shall deliver to Equality a letter, in customary form, agreeing that Allegiant shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable law or the provisions of this Agreement.

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          (c)  Certificate Legend.  Certificates for the Option
Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

     THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF AN OPTION AGREEMENT DATED AS OF JULY 26, 2000. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY SELLER OR A WRITTEN REQUEST THEREFOR.

It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if Allegiant shall have delivered to Equality a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Equality and its counsel, to the effect that such legend is not required for purposes of the Securities Act of 1933, as amended (the "Securities Act").

     4. REPRESENTATIONS AND WARRANTIES OF EQUALITY. Equality represents and warrants to Allegiant that:

          (a) Corporate Status and Authority. Equality is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to enter into this Agreement, and subject to any regulatory approvals referred to herein to consummate the transactions contemplated hereby.

          (b) Due Authorization. The execution and delivery of this Agreement by Equality and the consummation by Equality of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Equality and no other corporate proceedings on the part of Equality are necessary to authorize this Agreement or any of the transactions contemplated hereby.

          (c) Enforceability. This Agreement has been duly executed and delivered by Equality, constitutes a valid and binding obligation of Equality and, assuming this Agreement constitutes a valid and binding obligation of Allegiant, is enforceable against Equality in accordance with its terms.

          (d) Authority and Validity of Option Shares. Equality has taken all necessary corporate action to authorize and reserve for issuance and to permit it to issue, upon exercise of the

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Option, and at all times from the date hereof through the expiration of the Option will have reserved, authorized and unissued shares of Equality Common Stock equal to the number of outstanding Option Shares as adjusted pursuant to Section 9 hereof, all of which, upon their issuance and delivery in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

          (e) Absence of Liens on Option Shares. Upon delivery of the Option Shares to Allegiant upon the exercise of the Option, Allegiant will acquire the Option Shares free and clear of all claims, liens, charges, encumbrances and security interests of any nature whatsoever.

          (f) No Conflict. The execution and delivery of this Agreement by Equality does not, and the consummation by Equality of the transactions contemplated hereby will not, violate, conflict with, or result in a breach of any provision of, or constitute a default (with or without notice or lapse of time, or both) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination, cancellation, or acceleration of any obligation or the loss of a material benefit under or the creation of a lien, pledge, security interest or other encumbrance on assets (any such conflict, violation, default, right of termination, cancellation or acceleration, loss or creation, a "Violation") of Equality or any of its subsidiaries, which Violation would have a material adverse effect on Equality or Allegiant.

     5. REPRESENTATIONS AND WARRANTIES OF ALLEGIANT. Allegiant represents and warrants to Equality that:

          (a) Corporate Status and Authority. Allegiant is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri and has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.

          (b) Due Authorization. The execution and delivery of this Agreement by Allegiant and the consummation by Allegiant of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Allegiant and no other corporate proceedings on the part of Allegiant are necessary to authorize this Agreement or any of the transactions contemplated hereby.

          (c) Enforceability. This Agreement has been duly executed and delivered by Allegiant and constitutes a valid and binding obligation of Allegiant, and, assuming this Agreement

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constitutes a valid and binding obligation of Equality, is enforceable against Allegiant in accordance with its terms.

     6. TERMINATION ELECTION BY ALLEGIANT. (a) Termination Fee. At the request of Allegiant (the date at which such request is made is hereinafter referred to as the "Election Date") at any time commencing upon the first occurrence of an Exercise Event and ending upon the occurrence of an Exercise Termination Event the right to exercise the Option pursuant to Section 2 hereof, to the extent not exercised, shall terminate, and Equality (or any successor entity thereof) shall pay to Allegiant the Termination Fee. The Termination Fee (the "Termination Fee") shall be equal to the excess, if any, of (x) the Applicable Price (as defined below) for each share of Equality Common Stock over (y) the Exercise Price, multiplied by the number of Option Shares with respect to which the Option has not been exercised.

          (b) Payment of Termination Fee. If Allegiant exercises its rights under this Section 6, Equality shall, within 20 business days after such Election Date, pay the Termination Fee to Allegiant in immediately available funds, and, as of the Election Date, the right to exercise the Option pursuant to Section 2 hereof shall terminate. Notwithstanding the foregoing, to the extent that prior notification to or approval of the OTS or other regulatory authority is required in connection with the payment of all or any portion of the Termination Fee, Equality shall deliver from time to time that portion of the Termination Fee that it is not then so prohibited from paying and shall promptly file the required notice or application for approval and shall expeditiously process the same (and Allegiant shall cooperate with Equality in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to the preceding sentence for the payment of the portion of the Termination Fee requiring such notification or approval shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained and, in either event, any requisite waiting period shall have expired. If the OTS or any other regulatory authority prohibits payment of any part of the Termination Fee, Equality shall promptly give notice of such fact to Allegiant and Allegiant shall thereafter have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at such Election Date less the number of shares as to which a Termination Fee has been delivered pursuant to Section 6(a); provided that, if the Option shall have expired pursuant to Section 2 hereof before the date of such notice or shall be scheduled to expire at any time before the expiration of a period ending on the 30th business day after such date, Allegiant shall nonetheless have the right to exercise the Option pursuant to Section 2 hereof until the expiration of such period of 30 business days.

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          (c)  Applicable Price.  For purposes of this Agreement, the
"Applicable Price" means the highest of (i) the highest price per share at which a tender or exchange offer has been made for shares of Equality Common Stock after the date of this Agreement and on or before such Election Date, (ii) the price per share to be paid by any third party for shares of Equality Common Stock or the consideration per share to be received by holders of Equality Common Stock, in each case pursuant to an agreement for a merger or other business combination transaction with Equality entered into on or before such Election Date or (iii) the highest sale price per share on the American Stock Exchange (or, if the shares of Equality Common Stock are no longer traded thereon, on the principal trading market on which such shares are traded as reported by a recognized source) during the 30 business days preceding such Election Date. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an investment banking firm selected by Allegiant and reasonably acceptable to Equality, which determination shall be conclusive for all purposes of this Agreement.

     7. REGISTRATION RIGHTS. Equality shall, if requested by Allegiant at any time within two years after a Closing Date for Option Shares as expeditiously as possible prepare and file a registration statement under the Securities Act in order to permit the sale or other disposition of any or all such Option Shares or other securities that have been acquired by Allegiant upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Allegiant, including a "shelf" registration statement under Rule 415 under the Securities Act or any successor provision, and Equality shall use its best efforts to qualify such shares or other securities under any applicable state securities laws. Allegiant agrees to use all reasonable efforts to cause, and to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee shall own beneficially 5% or more of the then outstanding voting power of Equality. Equality shall use all reasonable efforts to cause each such registration statement to become effective, to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective for such period not in excess of 120 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sale or other disposition. The obligations of Equality hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 90 days in the aggregate if the Board of Directors of Equality shall have reasonably determined that the filing of such registration statement or the maintenance of its

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effectiveness would require disclosure of nonpublic information that would materially and adversely affect Equality. Any registration statement prepared and filed under this Section 7, and any sale covered thereby, shall be at Equality's expense except for underwriting discounts or commissions, brokers' fees and the fees and disbursement of Allegiant's counsel related thereto. Allegiant shall provide all information reasonably requested by Equality for inclusion in any registration statement to be filed hereunder. If, during the time periods referred to in the first sentence of this Section 7, Equality effects a registration under the Securities Act of Equality Common Stock for its own account or for any other shareholders of Equality (other than on Form S-4 or Form S-8, or any successor form), it shall allow Allegiant the right to participate in such registration, and such participation shall not affect the obligation of Equality to effect a registration statement for Allegiant under this Section 7; provided that, if the managing underwriters of such offering advise Equality in writing that in their opinion the number of shares of Equality Common Stock requested to be included in such registration exceeds the number which can be sold in such offering, Equality shall include the shares requested to be included therein by Allegiant only to the extent permitted by the managing underwriters consistent with the financing requirements of Equality. In connection with any registration pursuant to this Section 7, Equality and Allegiant shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution in connection with such registration.

     8. VOTING OF OPTION SHARES. Subject to restrictions imposed under the laws of the State of Delaware, if any, Allegiant shall have the right to vote any Option Shares acquired by it pursuant to this Agreement in any manner it deems appropriate, as determined in its sole discretion. Before exercise of the Option, Allegiant shall have no rights to vote any shares or have any other rights as a shareholder of Equality.

     9. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. Without limitation to any restriction on Equality contained in this Agreement or in the Merger Agreement, in the event of any dividend (whether in cash, securities or other property, but excluding any regular, quarterly cash dividend of Equality) stock split, reclassification, recapitalization, reverse split, merger (other than the Merger), combination, exchange of shares or similar event, with respect to the Equality Common Stock, or the sale of Equality Common Stock or the grant of any option for the purchase of Equality Common Stock to anyone other than Allegiant, the type and number of shares or securities subject to the Option, and the Exercise Price provided in Section 1, shall be adjusted appropriately to restore to Allegiant its rights hereunder, including the right to purchase from Equality (or its successors) shares of Equality Common

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Stock representing 19.9% of the outstanding Equality Common Stock, without giving effect to any shares subject to or issued pursuant to the Option, for the aggregate price calculated as of the date of this Agreement by multiplying the number of Option Shares set forth in
Section 1 by the per share Exercise Price set forth in Section 1.

     10.  ADDITIONAL AGREEMENTS OF EQUALITY.  Equality agrees:
(i) that it shall at all times until the termination of this Agreement have reserved for issuance upon the exercise of the Option that number of authorized and reserved shares of Equality Common Stock equal to the maximum number of shares of Equality Common Stock at any time and from time to time issuable hereunder; (ii) that it will not, by amendment of its certificate of incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Equality; and (iii) that it will cooperate with Allegiant in taking all action required (including complying with all applications, premerger notification, reporting and waiting period requirements specified in federal or state law or regulations necessary before the Option may be exercised and providing such information to each such governmental authority as it may require) in order to permit Allegiant to exercise the Option.

     11.  BINDING EFFECT; ASSIGNMENT; NO THIRD PARTY BENEFICIARIES.
This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly provided for in this Agreement or the Merger Agreement, neither this Agreement nor the rights or the obligations of either party hereto are assignable, except by operation of law, or with the written consent of the other party. Nothing contained in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted assigns any rights or remedies of any nature whatsoever by reason of this Agreement.

     12. SPECIFIC PERFORMANCE. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate or irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that, in addition to other remedies, the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action should be brought in equity to enforce the

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provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is adequate remedy at law.

     13. ENTIRE AGREEMENT. This Agreement and the Merger Agreement (including the exhibits and schedules thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof.

     14. FURTHER ASSURANCES. Each party will execute and deliver all such further documents and instruments and take all such further action as may be necessary or in order to consummate the transactions contemplated hereby.

     15. VALIDITY. If any court or other competent authority holds any provisions of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith the execution and delivery of an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision and the economic effects thereof. If for any reason such court or regulatory agency determines that the Option does not permit Allegiant to acquire, or does not require Equality to comply with Section 6 hereof with respect to the full number of shares of Equality Common Stock as provided in Sections 2 and 6 (as adjusted pursuant to Section 9), it is the express intention of Equality to allow Allegiant to acquire or require Equality to comply with Section 6 hereof with respect to such lesser number of shares as may be permissible without any amendment or modification hereof. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith, or not take any action required herein, the other party shall not be entitled to specific performance of such provision or part hereof or to any other remedy, including but not limited to money damages, for breach hereof or of any other provision of this Agreement or part hereof as the result of such holding or order.

     16. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if (i) delivered personally, or (ii) sent by reputable overnight courier service, or
(iii) telecopied (receipt electronically confirmed), or (iv) five days after being mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

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     If to Allegiant, to:

          Allegiant Bancorp, Inc.
          2122 Kratky Road
          St. Louis, Missouri 63114
          Attention: Shaun R. Hayes
          Fax No. (314) 692-8500

     with a copy to:

          Thomas A. Litz, Esq.
          Thompson Coburn LLP
          One Firstar Plaza
          St. Louis, Missouri 63101
          Fax No.: (314) 552-7000

     If to Equality, to:

          Equality Bancorp, Inc.
          4131 South Grand Blvd.
          St. Louis, Missouri 63118
          Attention: Richard C. Fellhauer
          Facsimile: (314) 352-7768

     with a copy to:

          Christopher J. Zinski, Esq.
          Schiff Hardin & Waite
          6600 Sears Tower
          Chicago, Illinois 60606
          Fax No. (312) 258-5700

     17. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois applicable to agreements made and to be performed within such State.

     18. INTERPRETATION. When a reference is made in this Agreement to a Section such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

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     19.  EXPENSES.  Except as otherwise expressly provided herein or in the Merger Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

                         ALLEGIANT BANCORP, INC.

                         By: /s/ Shaun R. Hayes
                            -------------------------------------
                            Name: Shaun R. Hayes
                            Title: President and Chief Executive
                                     Officer


                         EQUALITY BANCORP, INC.

                         By: /s/ Richard C. Fellhauer
                            -------------------------------------
                            Name: Richard C. Fellhauer
                            Title: President and Chief
                                   Executive Officer

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